March 23, 2020

Javier H. Idrovo
Chief Financial Officer
Hain Celestial Group Inc.
1111 Marcus Avenue
Lake Success, New York 11042

       Re: Hain Celestial Group Inc.
           Form 10-K for the Year Ended June 30, 2019
           Filed August 29, 2019
           File No. 000-22818

Dear Mr. Idrovo:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended June 30, 2019

Reconciliation of Non-U.S. GAAP Financial Measures to U.S. GAAP Measures Adjusted EBITDA, page 48

1.    We note that the subtotal labelled EBITDA in your reconciliation on page
49
      reflects adjustments for items other than interest, taxes, depreciation and amortization.
      Please revise your presentations in future filings to use a title that clearly distinguishes these amounts from EBITDA, as described in Exchange Act Release No. 47226, or alternatively to present an EBITDA measure that is calculated consistent with that description. Refer to Question 103.01 of the Compliance and Disclosure Interpretations
      on Non-GAAP Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Javier H. Idrovo
Hain Celestial Group Inc.
March 23, 2020
Page 2

       You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or Martin James,
Senior Advisor, at 202-551-3671 with any questions.



FirstName LastNameJavier H. Idrovo                       Sincerely,
Comapany NameHain Celestial Group Inc.
                                                         Division of
Corporation Finance
March 23, 2020 Page 2                                    Office of
Manufacturing
FirstName LastName